UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45104P104

(CUSIP Number)

Matthew Lepore Vice President and Corporate Secretary Chief Counsel-Corporate Governance Pfizer Inc. 235 East 42nd Street New York, New York 10017 (212) 733-2323

Copy to:

Steven A. Wilcox

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199

(617) 951-7319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PFIZER INC. 13-5315170
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,015
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,067,015
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

SCHEDULE 13D

Icagen, Inc.

     This Schedule 13D amends and restates the Schedule 13G previously filed on August 28, 2007, as amended by Amendment No. 1 filed on February 22, 2008, by Pfizer Inc. (“Pfizer”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (“Icagen”).  The principal business address of Icagen is 4222 Emperor Boulevard, Suite 350, Durham, NC 27703.

Item 2.	Identity and Background.

     This statement is filed by Pfizer, a Delaware corporation.  The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017.  Pfizer is a research-based, global pharmaceutical company.  Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Pfizer’s directors and executive officers.

     During the past five years, neither Pfizer, nor, to the knowledge of Pfizer, any of its directors and executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

.

Item 3.	Source and Amount of Funds or Other Consideration.

     The shares of Common Stock of Icagen beneficially owned by Pfizer were acquired with working capital set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

On August 13, 2007, Pfizer entered into a Collaborative Research and License Agreement (the “Collaboration Agreement”) with Icagen relating to the discovery, development, manufacture and commercialization of pharmaceutical compounds and products that modulate three specific sodium ion channels as potential new treatments for pain and related disorders.  In connection with the Collaboration Agreement, Pfizer also entered into a Purchase Agreement (“Purchase Agreement”) with Icagen on the same date pursuant to which, Pfizer agreed to purchase 336,021 shares of Icagen’s common stock, par value $0.001 per share (“Common Stock”), for an aggregate purchase price of approximately $15 million.  This transaction was consummated on August 20, 2007.  Pursuant to the Purchase Agreement, Icagen also received a put option to sell up to an additional $10 million of its Common Stock to Pfizer.  On February 6, 2008, Icagen provided Pfizer with a notice that it was exercising this put option, and on February 13, 2008, in accordance with the terms of the Purchase Agreement, Pfizer purchased an additional 730,994 shares of Common Stock from Icagen for an aggregate purchase price of approximately $10 million.(1)

     Under the Purchase Agreement, Pfizer agreed to appoint the President and Treasurer of Icagen as the proxies of Pfizer (the “Pfizer Proxies”) with respect to matters on which Pfizer is entitled to vote as a holder of Icagen’s Common Stock.  The Pfizer Proxies are authorized to vote all of the Common Stock owned by Pfizer in connection with all matters other than those related to a merger or acquisition of Icagen, the disposition of all or substantially all of the assets of Icagen or a change of control of Icagen (each such event, a “Change of Control Event”).  In the event of a shareholder vote to approve a Change of Control Event, for any portion of Icagen’s Common Stock owned by Pfizer that is in excess of 10% of the total outstanding shares of Icagen’s Common Stock, Pfizer has agreed to have the Pfizer Proxies vote these shares in the same manner and in the same proportion as shares of Common Stock held by other shareholders of Icagen, subject to certain exceptions.  The foregoing description of the voting rights and restrictions under the Purchase Agreement is subject to, and qualified in its entirety by, the Purchase Agreement, which is attached hereto as Exhibit 1.

     Under the Purchase Agreement, Pfizer also has certain registration rights to have the purchased securities registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Upon Pfizer’s written request, Icagen has agreed to use its reasonable best efforts to prepare and file a registration statement with the Securities and Exchange Commission on Form S-3 within thirty calendar days following receipt of Pfizer’s registration request (the “Filing Date”), to cause such registration statement to become effective within ninety calendar days after the Filing Date and to bear all expenses in connection with such registration.  The foregoing description of the registration rights under the Purchase Agreement is subject to, and qualified in its entirety by, the Purchase Agreement.

     Pfizer and Icagen entered into an Agreement and Amendment to the Collaboration Agreement, dated September 17, 2009, which extended the term of the Collaboration Agreement.  On September 21, 2010, the parties entered into a Second Agreement and Amendment to the Collaboration Agreement to further extend the term of the Collaboration Agreement.  The term of the Collaboration Agreement is currently set to expire on December 31, 2011.

     On December 10, 2010, Pfizer, Icagen and Yale University entered into a Collaboration and Sponsored Research Agreement, pursuant to which the parties agreed to collaborate on a research program in the field of erythromelalgia.

     As part of Pfizer’s ongoing evaluation of the possible extension or other modification of the Collaboration Agreement, Pfizer is evaluating the possibility of entering into a strategic transaction with Icagen, which could have the effect of influencing or changing the control of Icagen by means of a stock or asset acquisition or merger (a “Strategic Transaction”).  In connection with such evaluation, Icagen representatives and Pfizer employees have engaged in preliminary discussions regarding a potential Strategic Transaction and on June 14, 2011, Pfizer and Icagen entered into an amendment to the letter agreement dated October 10, 2006 in connection with disclosure of certain confidential information by Icagen (the “Confidentiality Agreement Amendment”).  Pursuant to the Confidentiality Agreement Amendment, Icagen agreed to give Pfizer access to various due diligence materials.  Based on and subject to the results of its due diligence evaluation, Pfizer may, if Icagen is willing, engage in further discussions with Icagen’s management and members of its board of directors that could ultimately lead to the drafting and negotiation of one or more transaction agreements and, if agreement can in fact be reached on terms mutually agreeable to the parties, the execution of definitive agreements that could effectuate either an extension or amendment of the Collaboration Agreement or a Strategic Transaction. No assurance can be made that Pfizer and Icagen will reach agreement on terms with respect to any such transaction prior to the expiration of the current Collaboration Agreement, if at all.

____________
   (1) These numbers have been adjusted to take into account the Company’s one-for-eight reverse stock split effectuated on September 21, 2010.  The original share amounts purchased by Pfizer pursuant to the Purchase Agreement were as follows: on August 20, 2007, Pfizer purchased 2,688,172 shares of Icagen’s common stock, par value $0.001 per share (“Common Stock”), for $1.86 per share and on February 13, 2008, Pfizer purchased an additional 5,847,953 shares of Common Stock from Icagen at $1.71 per share.

Item 5.	Interest in Securities of the Issuer.

     (a)  Pfizer beneficially owns 1,067,015 shares of Common Stock (approximately 14.2% of the shares of Common Stock outstanding as of April 30, 2011, as reported in Icagen’s filing on Form 10-Q for the quarter ended March 31, 2011).

     (b) Pfizer has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 1,067,015 shares of Common Stock.

     (c)  During the last sixty days, neither Pfizer nor, to its knowledge, any of its directors or executive officers, has purchased or sold any shares of Common Stock of Icagen.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5 and the agreements set forth as exhibits hereto, to Pfizer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Icagen.

Item 7.	Material to Be Filed as Exhibits.

     The following document is filed as an exhibit:

     Exhibit 1 - Purchase Agreement, dated as of August 13, 2007, by and between Icagen and Pfizer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen on August 14, 2007).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PFIZER INC.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Assistant Secretary
Date:	June 24, 2011

EXHIBIT INDEX

Exhibit                  Description

1	Purchase Agreement, dated as of August 13, 2007, by and between Icagen and Pfizer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen on August 14, 2007)

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of PFIZER INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Pfizer Inc. are set forth below. The business address of each director and executive officer is c/o 235 East 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Dennis A. Ausiello Independent Director

Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and several non-profit organizations, including the Broad Institute for Human Genetics and Research! America. Director of Pfizer since 2006. Member of Pfizer's Audit Committee, Pfizer’s Corporate Governance Committee, Pfizer’s Regulatory and Compliance Committee and Pfizer’s Science and Technology Committee.

Michael S. Brown Independent Director

Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Director of Pfizer since 1996. Chair of Pfizer's Science and Technology Committee and member of Pfizer's Corporate Governance Committee.

M. Anthony Burns Independent Director

Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of Huntsman Corporation and J.C. Penney Company, Inc. Director of Stanley Black & Decker, Inc. from March 2010 until May 2010 and of The Black & Decker Corporation from 2001 until March 2010. Life Trustee of the University of Miami. Director of Pfizer since 1988. Member of Pfizer's Audit Committee, Corporate Governance Committee and Executive Committee.

W. Don Cornwell Independent Director

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of American International Group, Inc., Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Director of Pfizer since 1997. Chair of Pfizer's Audit Committee and member of Pfizer's Compensation Committee and Regulatory and Compliance Committee.

Frances D. Fergusson Independent Director

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until 2009. Currently Director of Mattel, Inc. Director of Pfizer since 2009. Chair of Pfizer's Regulatory and Compliance Committee and a member of Pfizer's Compensation Committee and Science and Technology Committee.

William H. Gray III Independent Director

Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Director of Pfizer since 2000. Chair of Pfizer's Corporate Governance Committee and a member of Pfizer's Science and Technology Committee.

Constance J. Horner Independent Director

Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand plc and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Director of Pfizer since 1993 and Lead Independent Director from 2007 until December 2010. Member of Pfizer's Corporate Governance Committee, Pfizer's Regulatory and Compliance Committee and Pfizer's Executive Committee.

James M. Kilts Independent Director

Founding Partner, Centerview Partners Management, LLC, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board and Non-Executive Chairman of the Board of Nielsen Holdings, Director of Meadwestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of Pfizer since 2007. Member of Pfizer's Compensation Committee and its Chair since December 2010 and member of Pfizer's Science and Technology Committee.

George A. Lorch Independent Director, Non-executive Chairman of the Board

Non-Executive Chairman of Pfizer Board since December 2010. Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Autoliv, Inc., Masonite International, Inc., a non-public company, and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of Pfizer since 2000.

John P. Mascotte Independent Director

Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, LabOne, Inc. from 2002 until 2005, and Wyeth from 1995 until 2009. Director of Pfizer since 2009. Member of Pfizer's Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

Suzanne Nora Johnson Independent Director

Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and VISA Inc. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Director of Pfizer since 2007. Member of Pfizer's Audit Committee, Compensation Committee and Science and Technology Committee.

Ian C. Read President and Chief Executive Officer, Director

President and Chief Executive Officer since December 2010. Senior Vice President; Group President, Worldwide Biopharmaceutical Businesses from October 2009 through December 2010. President Worldwide Pharmaceutical Operations from 2006 until October 2009. Since joining Pfizer in 1978 as an operational auditor, Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. Currently a Director of Kimberly-Clark Corporation. Serves on the Boards of U.S. Council for International Business and the European Federation of Pharmaceutical Industries and Associations. Director of Pfizer since December 2010. Chair of Pfizer's Board's Executive Committee.

Stephen W. Sanger Independent Director

Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Director of Pfizer since February 2009. Member of Pfizer's Audit Committee and Corporate Governance Committee.

Olivier Brandicourt President and General Manager, Primary Care

President and General Manager of Pfizer Primary Care since 2008. Senior Vice President/General Manager of Pfizer’s U.S. Pratt Business Unit from 2007 until 2008. Managing Director of the United Kingdom/Ireland Pfizer subsidiary from 2004 to 2007. Mr. Brandicourt is a citizen of France.

Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer

Executive Vice President, Business Operations and Chief Financial Officer since December 2010. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Prior to joining Pfizer he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Chief Operating Officer of Lucent Technologies from January 2006 until November 2006. Director of Humana, Inc. and Chair of the Humana Audit Committee. He is a Director of the Independent College Fund of New Jersey.

Mikael Dolsten President, Worldwide Research and Development

President of Worldwide Research and Development since December 2010. Senior Vice President; President of Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. He was Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Dr. Dolsten was Global Head, Corporate Division Pharma Research and Discovery, of Boehringer Ingelheim Corporation from 2003 to 2007. Mr. Dolsten is a citizen of Sweden.

Geno Germano President and General Manager, Specialty Care and Oncology

President and General Manager, Specialty Care and Oncology since December 2010. President and General Manager, Specialty Care from October 2009 until December 2010. President, U.S. Pharmaceuticals and Women’s Health Care Unit, Wyeth Pharmaceuticals from 2008 through October 2009. President and General Manager, U.S. Pharmaceutical Business Unit, Wyeth Pharmaceuticals from 2007 through 2008. Executive Vice President and General Manager, Pharmaceutical Business Unit, Wyeth Pharmaceuticals from 2004 through 2007.

Charles Hill Executive Vice President, Worldwide Human Resources

Executive Vice President, Worldwide Human Resources since December 2010. Senior Vice President, Human Resources for Worldwide Biopharmaceuticals Businesses from 2008 through December 2010. Vice President, Human Resources, Worldwide Pharmaceutical Operations from 2004 through 2008.

Douglas M. Lankler Executive Vice President, Chief Compliance and Risk Officer

Executive Vice President, Chief Compliance and Risk Officer since February 2011. Executive Vice President, Chief Compliance Officer since December 2010. Senior Vice President and Chief Compliance Officer from January 2010 until December 2010. Senior Vice President, Deputy General Counsel and Chief Compliance Officer from August 2009 until January 2010. Senior Vice President, Associate General Counsel and Chief Compliance Officer from October 2006 until August 2009. Prior to October 2006, Mr. Lankler held various positions of increasing responsibility within the Pfizer Legal Division.

Freda C. Lewis-Hall Executive Vice President, Chief Medical Officer

Executive Vice President, Chief Medical Officer since December 2010. Senior Vice President, Chief Medical Officer from May 2009 until December 2010. Previously, she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008.

Kristin C. Peck Executive Vice President, Worldwide Business Development and Innovation

Executive Vice President, Worldwide Business Development and Innovation since December 2010. Senior Vice President, Worldwide Business Development, Strategy and Innovation from April 2010 until December 2010. Senior Vice President, Worldwide Strategy and Innovation from 2008 until April 2010. Vice President, Strategic Planning, from 2007 to 2008. Chief of Staff to the Vice Chairman from 2006 to 2007 and Senior Director, Strategic Planning from 2004 to 2006.

Cavan M. Redmond Group President, Animal Health, Consumer Healthcare, Capsugel and Corporate Strategy

Group President, Animal Health, Consumer Healthcare, Capsugel and Corporate Strategy since December 2010. Senior Vice President; Group President, Pfizer Diversified Businesses from October 2009 until December 2010. President, Wyeth Consumer Healthcare from December 2007 until October 2009. Executive Vice President and General Manager, BioPharma, Wyeth Pharmaceuticals from 2003 until December 2007.

Amy W. Schulman Executive Vice President, General Counsel and President and General Manager, Nutrition

Executive Vice President, General Counsel and President and General Manager, Nutrition since May 2011. Executive Vice President, General Counsel and Business Unit Lead, Pfizer Nutrition from December 2010 until May 2011. Senior Vice President and General Counsel from June 2008 until December 2010. Ms. Schulman was a partner at the law firm of DLA Piper from 1997 until joining Pfizer in June 2008. Member of the Board of Directors of Wesleyan University and the Brooklyn Academy of Music.

David Simmons President and General Manager, Emerging Markets and Established Products

President and General Manager, Emerging Markets and Established Products units since December 2010. President and General Manager, Established Products from 2008 until December 2010. Since joining Pfizer in 1996, Mr. Simmons has held various positions of increasing responsibility in pharmaceutical operations including, Regional President, Central Southern Europe; Vice President of Marketing, Pfizer Canada; and Country Manager, Pfizer Greece. He is a member of the U.S.-India Business Council.

Sally Susman Executive Vice President, Policy, External Affairs and Communications

Executive Vice President, Policy, External Affairs and Communications since December 2010. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 until December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estee Lauder Companies, including Executive Vice President from 2004 to January 2008.